UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 2007

Commission File Number:  001-32458


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT


Attached to this Report on Form 6-K as Exhibit 1 is a press release dated June 15, 2007 of Diana Shipping Inc. (the "Company") announcing the delivery to the Company of charter of the newly built drybulk carrier Semirio.

                                                                       Exhibit 1


                                                              Corporate Contact:
                                                               Ioannis Zafirakis
                                                     Director and Vice-President
                                                     Telephone: + 30-210-9470100
                                                 izafirakis@dianashippinginc.com
For Immediate Release
---------------------
                                                   Investor and Media Relations:
                                                                     Edward Nebb
                                                                Euro RSCG Magnet
                                                     Telephone: + 1-212-367-6848
                                                            ed.nebb@eurorscg.com


               DIANA SHIPPING INC. ANNOUNCES DELIVERY OF CAPESIZE
         BULK CARRIER AND COMMENCEMENT OF TIME CHARTER WITH BHP BILLITON


ATHENS, GREECE, June 15, 2007 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that on June 14 the Company took delivery of the newly-built Semirio, a 174,261 dwt Capesize dry bulk carrier, built by Shanghai Waigaoqiao Shipbuilding Co. Ltd.

As previously announced, the Company has entered into a time charter contract with BHP Billiton Marketing AG for the Semirio for a four-year period with one year extension at the charterer's option. For the first two years of the charter the gross daily charter hire rate will be $51,000 and during the third and fourth years of the charter will be $31,000. The charterer has the option to employ the vessel for a further 11-13 month period at a daily charter rate of $48,500. The charter commenced today.

During the initial two years, this employment is expected to generate gross revenues of approximately $35.7 million and is expected to generate gross revenues of $21.7 million during the third and fourth years, amounting to a total of $57.4 million. If the charterer exercises its option for the fifth year, the charter is expected to generate aggregate gross revenues of approximately $74 million over the entire period.

Including the newly-delivered Semirio, the Diana Shipping Inc. fleet currently consists of 17 vessels (13 Panamax and 4 Capesize). The Company has also announced one additional Capesize vessel newbuilding, which is expected to be delivered in November 2007, and two others to be delivered in the second quarter of 2010. The Company also has agreed to sell one older Capesize vessel. An up-to-date table describing the Diana Shipping fleet can be found on the Company's website, www.dianashippinginc.com.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               DIANA SHIPPING INC.
                                  (registrant)



Dated:  July 02, 2007                   By:    /s/ Anastassis Margaronis
                                               --------------------------
                                               Anastassis Margaronis
                                               President



SK 23153 0002 788876